SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Arbitration Award Issued in Connection with Genesys Iberia

Reston, Virginia, and Montpellier, France – January 25, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported that it was notified that a final award was rendered in the arbitration proceedings with its joint venture partners in its Spanish subsidiary, Genesys Iberia Teleconferencia SA.

The arbitrators ruled that the put options of Genesys Conferencing’s partners were valid. The arbitrators set the purchase price at €4.8 million, which was less than the €5.3 million (plus interest and costs) claimed by Genesys Conferencing’s partners. Genesys Conferencing will purchase the 80% interest of its partners in the subsidiary.

Genesys Conferencing will pay the purchase price in cash using a financing commitment obtained in an amendment to its principal credit facility. This amendment was signed on December 15, 2005. Genesys Conferencing expects the purchase will occur in February 2006.

For the nine-month period ending September 30, 2005, the revenues of Genesys Iberia Teleconferencia were €1.3 million, and its earnings before interest and taxes (EBIT) was €0.4 million. For the year ending December 31, 2005, Genesys Iberia Teleconferencia had total revenues of €1.8 million.

Genesys Iberia Teleconferencia had cash and cash equivalents of €1.4 million as of December 31, 2005, compared to €1.0 million as of December 31, 2004. During 2005, Genesys Conferencing also received payment of €0.3 million from Genesys Iberia Teleconferencia regarding uncollected expenses due to it in connection with the use by Genesys Iberia of proprietary Genesys Conferencing technology and services. Genesys Iberia Teleconferencia has no financial debt. All presented results are unaudited and in each case determined under Spanish and Portuguese Generally Accepted Accounting Principles (GAAP).

As a result of Genesys Conferencing’s purchase of the interest of its partners, Genesys Conferencing will fully consolidate the results of Genesys Iberia Teleconferencia in its consolidated financial statements.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President, Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 25, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer